SEABURY SECURITIES, LLC
STATEMENT OF CASH FLOWS
CONFIDENTIAL PURSUANT TO RULE 17a-5 (c)(3)
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$	(511,413)
Increase (Decrease) in Cash Flows as a Result of Changes		
In Asset and Liability Account Balances:		
Accrued Receivable		26,539
Accrued Expenses		2,500
Due to Affiliates		(21,472)
NET CASH USED IN OPERATING ACTIVITIES		(503,846)
CASH FLOWS PROVIDED FINANCING ACTIVITIES:		
Member's contributions		505,000
NET INCREASE IN CASH		1,154
Cash at January 1, 2015		126,523
Cash at December 31, 2015	$	127,677
Supplemental Disclosures of Cash Flow Information:		
Cash Benefit During the Year for:		
Income taxes	$	325
Supplemental Disclosures of Non-Cash Flow Transactions:		
Liability to Affiliate Transferred to Members' Equity	$	505,000

The accompanying notes are an integral part of these financial statements.